UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2022

Commission File Number: 001-38544

CENNTRO ELECTRIC GROUP LIMITED
(Translation of Registrant’s Name into English)

501 Okerson Road, Freehold, New Jersey 07728

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Item 8.01	Other Events.

On May 13, 2022, the Company issued a press release announcing that it acquired a new 474,000 square foot manufacturing facility in Changxing, China for approximately $19.5 million in cash. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information contained in this Form 6-K shall be incorporated by reference in the Company’s registration statements on Form F-3 (File Nos. 333-226192, 333-230757, 333-232229, 333-235801, 333-243751, 333-249490, 333-249547, 333-254245, 333-256258 and 333-262039) and the prospectuses included therein.

Item 9.01	Financial Statements and Exhibits

Exhibit No.	Description
99.1	Press Release dated May 13, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 17, 2022

CENNTRO ELECTRIC GROUP LIMITED

By:	/s/ Peter Z. Wang
Name:	Peter Z. Wang
Title:	Chief Executive Officer